WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

January 8, 2007

VIA EDGAR ELECTRONIC TRANSMISSION:

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
New Generation Holdings, Inc.
File No. 0-24623
Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB
for the fiscal quarters ended March 31, 2006 and June 30, 2006 and
September 30, 2006, as amended

File No. 0-24623

Plastinum Corp.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed November 30, 2006
File No. 0-52128

Dear Ms. Davis:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), and in response to the Staff’s verbal comments given to us on January 5, 2007, in connection with the above referenced filings, we hereby submit our proposed response together with draft amendments to the New Generation Holdings September 30, 2006 10-QSB and June 30, 2006 10-QSB. Upon approval of the Company’s responses, we shall immediately file amended reports incorporating the proposed changes. We hope this approach is satisfactory.

Comment 1

In response to the staff’s written and verbal comments regarding our treatment of discontinued operations, the Company has determined that its presentation of its Plastinum operations as discontinued operations was not correct. The Company will amend its September 30, 2006 10-QSB and its June 30, 2006 10-QSB to present the Plastinum operations as part of continuing operations and we have attached drafts of such filings as Exhibits A and B hereto. If the staff has no further comments, we will file these documents and a related Form 8-K relating to non-reliance on our financial statements in such filings.

* * *

On behalf of NGH and Plastinum, we acknowledge that:

1) The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3) The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer Alan C. Ederer, Esq.

Exhibit A

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-QSB
                                 Amendment No. 2

     |X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2006

            |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF
                                 THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission File number 000-24623

                          NEW GENERATION HOLDINGS, INC.
                          -----------------------------

          (Exact name of small business issuer as specified in charter)

                Delaware                                      13-4056896
    (State or other jurisdiction of                        (I.R.S. Employer
     Incorporation or organization)                       Identification No.)

                         c/o 245 Park Avenue, 39th floor
                            New York, New York 10167

               Address of principal executive offices) (Zip Code)

                                 (212) 792-4030
                           (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section
13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days. |X| Yes |_| No

Indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). |X| Yes |_| No

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common equity, as of the last practicable date:

As of August 8, 2006, the issuer had 49,998,260 shares of Common Stock, par value $.001 per share, outstanding.

Transitional Small Business Disclosure Format (Check one): Yes |_| No |X|


                                TABLE OF CONTENTS

PART I      FINANCIAL INFORMATION

ITEM 1      FINANCIAL STATEMENTS                                           F1-F6

ITEM 2      PLAN OF OPERATION                                                  7

ITEM 3      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK        11

ITEM 4      CONTROLS AND PROCEDURES                                           11

PART II     OTHER INFORMATION                                                 12

ITEM 1      LEGAL PROCEEDINGS                                                 12

ITEM 2      CHANGES IN SECURITIES AND USE OF PROCEEDS                         12

ITEM 3      DEFAULTS UPON SENIOR SECURITIES                                   13

ITEM 4      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS               13

ITEM 5      OTHER INFORMATION

ITEM 6      EXHIBITS

            SIGNATURES

            CERTIFICATES

--------------------------------------------------------------------------------


                                EXPLANATORY NOTE

This Amendment No. 2 on Form 10-QSB/A ("Amendment No. 2") amends the Current
Report of New Generation Holdings, Inc. (the "Company") on Form 10-QSB for the
quarter ended June 30, 2006, as filed with the Securities and Exchange
Commission on August 14, 2006 (the "Original Filing") and as amended on November
30, 2006. This Amendment No. 2 is being filed for the purpose of correcting the presentation of our Plastinum operations as discontinued operations. The
Plastinum operations are now presented as a part of continuing operations.

We have not updated the information contained herein for events occurring subsequent to August 14, 2006, the filing date of the Original Filing.

                          PART 1 FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying condensed consolidated balance sheet of New Generation
Holdings, Inc. at June 30, 2006 and the condensed consolidated statements of losses and condensed consolidated statements of cash flows for the six months ended June 30, 2006 and 2005 have been prepared by the Company's management in conformity with accounting principles generally accepted in the United States of
America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that can be expected for the year ending December 31,
2006.


                          NEW GENERATION HOLDINGS, INC.

                          INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet at June 30, 2006 (unaudited)            F-3
Condensed Consolidated Statements of Losses for the three and six months ended June 30, 2006 and 2005 and for the period ending
  April 7, 2003 (date of inception as a development stage
  enterprise) to June 30, 2006.                                              F-4
Condensed Consolidated Statement of Deficiency in Stockholder's
  Equity at June 30, 2006 and for the period April 7, 2003 (date of
  inception as a development stage enterprise).                              F-5
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005 and for the period April 7, 2003 (date of
  inception as a development stage enterprise).                              F-6
Notes to Condensed Consolidated Financial Statements (unaudited)      F-7 - F-10

                                       F-2


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2006
                                   (Unaudited)
                                   (Restated)

Assets

Current assets:
  Cash                                                             $      1,198
                                                                   ============

Liabilities and deficiency in stockholders' equity

Current liabilities:

Accounts payable and accrued expenses:                             $  1,745,700
Convertible note payable, stockholder (Note E)                          753,304
                                                                   ------------

Total current liabilities                                             2,499,004

Warrant derivatives (Note F)                                          4,112,701
                                                                   ------------

Total liabilities                                                     6,611,705
                                                                   ------------

Minority interest                                                       493,630
                                                                   ------------

Deficiency in stockholders' equity: (Note B)

Preferred stock, par value $.001 per share;
  1,000,000 shares authorized, none issued and outstanding                   --
Common stock, par value $.001 per share; 50,000,000 shares
  authorized, 49,998,260 shares issued and outstanding                   49,998
Additional paid-in capital                                           28,884,170
Other comprehensive income                                               25,256
Accumulated deficit prior to development stage                      (31,081,731)
Deficit accumulated during the development stage                     (4,981,830)
                                                                   ------------

Total deficiency in stockholders' equity                             (7,104,137)
                                                                   ------------

Total liabilities and deficiency in stockholders' equity           $      1,198
                                                                   ============

See accompanying notes to unaudited condensed consolidated financial statements.

                                       F-3

                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                 CONDENSED CONSOLIDATED STATEMENT OF LOSSES
                                   (Unaudited)
                                   (Restated)


                                                                                                           Cumulative Period
                                                                                                           from April 8, 2003
                                                                                                           (Reestablishment of
                                                                                                           Development Stage
                                                                                                              Company) to
                                                Three months ended June 30,    Six months ended June 30,       June 30,
                                                    2006          2005           2006           2005              2006
                                                ------------   -----------    -----------    -----------   -------------------
                                                 (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)       (Unaudited)

Operating expenses:
  General and administrative expenses           $    363,975    $    242,248   $   610,120   $    629,746   $  3,621,395
  Depreciation and amortization                           --              --            --             --        107,790
  Research and development                           232,793          31,969       252,589        234,311      1,147,194
                                                ------------    ------------   -----------   ------------   ------------

Loss from operations before
  other income (expense)                            (596,768)       (274,217)     (862,709)      (864,057)    (4,876,379)

Change in value of warrant liability               1,361,347              --     1,606,326             --        683,649
Interest expense                                     (18,833)             --       (37,666)            --       (795,970)
Loss allocable to minority interest                    6,870              --         6,870             --          6,870
                                                ------------    ------------   -----------   ------------   ------------

Income (loss) from operations
  before provision for income taxes                  752,616        (274,217)      712,821       (864,057)    (4,981,830)

Provision for income taxes                                --              --            --             --             --
                                                ------------    ------------   -----------   ------------   ------------
Net income (loss)                               $    752,616    $   (274,217)  $   712,821   $   (864,057)  $ (4,981,830)
                                                ============    ============   ===========   ============   ===========

Net earnings (loss) per common share, basic     $       0.02    $      (0.01)  $      0.02   $      (0.03)
                                                ============    ============   ===========   ============
Net earnings (loss) per common share, diluted   $       0.02    $      (0.01)  $      0.01   $      (0.03)
                                                ============    ============   ===========   ============

Weighted average shares outstanding, basic        48,428,670      32,345,510    47,507,676     29,807,676
Weighted average shares outstanding, diluted      50,000,000      32,345,510    50,000,000     29,807,676

Comprehensive loss:
  Net income (loss)                             $    752,616    $   (274,217)  $   712,821   $   (864,057)
  Foreign currency translation (loss) gain            (1,122)         (1,406)       (3,713)        19,166
                                                ------------    ------------   -----------   ------------
Comprehensive income (loss)                     $    751,494    $   (275,623)  $   709,108   $   (844,891)
                                                ============    ============   ===========   ============


See accompanying notes to un-audited condensed consolidated financial statements.

                                       F-4


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

     CONDENSED CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                                   (Unaudited)
                                   (Restated)


                                                       Common Stock            Additional       Common
                                                ---------------------------     Paid-in          Stock
                                                   Shares        Par value      Capital        Subscribed
                                                ------------   ------------   ------------    ------------
Balance, December 31, 2002                        21,056,690   $     21,059   $ 29,636,051    $         --

Disposition of previously controlled
  wholly and majority owned subsidiaries,
  net                                                     --             --             --              --

Net loss from January 1, 2003 to
  April 7, 2003                                           --             --             --              --
                                                ------------   ------------   ------------    ------------

Balance, April 7, 2003                            21,056,690         21,059     29,636,051              --

Net loss                                                  --             --             --              --
                                                ------------   ------------   ------------    ------------

Balance, December 31, 2003                        21,056,690         21,059     29,636,051              --

Sale of common stock                               6,500,120          6,500        643,514              --

Common stock subscribed                                   --             --             --          54,600

Shares physically issued                                  --             --             --              --

Currency translation adjustment                           --             --             --              --

Net loss                                                  --             --             --              --
                                                ------------   ------------   ------------    ------------

Balance, December 31, 2004                        27,556,810         27,559     30,279,565          54,600

Sale of common stock                              18,014,150         18,014      1,783,401              --

Warrants issued for services                              --             --         21,100              --

Shares physically issued                             546,000            546         54,054         (54,600)

Common stock subscribed                                   --             --             --         131,300

Beneficial conversion feature                             --             --        753,304              --

Reclassification of warrants to
  liabilities                                             --             --     (4,275,966)             --

Currency translation adjustment                           --             --             --              --

Net loss                                                  --             --             --              --
                                                ------------   ------------   ------------    ------------
Balance, December 31, 2005                        46,116,960         46,119     28,615,458         131,300

Shares physically issued
  (unaudited)                                      1,313,000          1,313        129,987        (131,300)

Sale of common stock (unaudited)                   2,568,300          2,566        254,264

Reclassification of warrants to
  liabilities -unaudited)                                 --             --       (792,426)             --

Reclassification of liabilities
  to warrants (unaudited)                                 --             --        272,043              --

Subsidiary stock issued for
  accrued expenses                                        --             --        404,844              --

Currency translation adjustment
  (unaudited)                                             --             --             --              --

Net income (unaudited)                                    --             --             --              --
                                                ------------   ------------   ------------    ------------

Balance, June 30, 2006 (unaudited)                49,998,260   $     49,998   $ 28,884,170   $         --
                                                ============   ============   ============    ============

                                                            Accumulated Deficit
                                                ---------------------------------------------
                                                 Prior to         During           Other
                                                Development     Development     Comprehensive    Stockholders'
                                                   Stage          Stage            Income         Deficiency
                                                ------------    ------------    -------------    -------------
Balance, December 31, 2002                      $(34,634,693)   $         --    $          --    $  (4,977,583)

Disposition of previously controlled
  wholly and majority owned subsidiaries,
  net                                              3,882,801              --               --        3,882,801

Net loss from January 1, 2003 to
  April 7, 2003                                     (329,839)             --               --         (329,839)
                                                ------------    ------------    -------------    -------------

Balance, April 7, 2003                           (31,081,731)             --               --       (1,424,621)

Net loss                                                  --        (330,321)              --         (330,321)
                                                ------------    ------------    -------------    -------------

Balance, December 31, 2003                       (31,081,731)       (330,321)              --       (1,754,942)

Sale of common stock                                      --              --               --          650,014

Common stock subscribed                                   --              --               --           54,600

Shares physically issued                                  --              --               --               --

Currency translation adjustment                           --              --           14,383           14,383

Net loss                                                  --        (620,770)              --         (620,770)
                                                ------------    ------------    -------------    -------------

Balance, December 31, 2004                       (31,081,731)       (951,091)          14,383       (1,656,715)

Sale of common stock                                      --              --               --        1,801,415

Warrants issued for services                              --              --               --           21,100

Shares physically issued                                  --              --               --               --

Common stock subscribed                                   --              --               --          131,300

Beneficial conversion feature                             --              --               --          753,304

Reclassification of warrants to
  liabilities                                             --              --               --       (4,275,966)

Currency translation adjustment                           --              --           14,586           14,586

Net loss                                                  --      (4,743,560)              --       (4,743,560)
                                                ------------    ------------    -------------    -------------

Balance, December 31, 2005                       (31,081,731)     (5,694,651)          28,969       (7,954,536)

Shares physically issued
  (unaudited)                                                                                               --

Sale of common stock (unaudited)                          --              --               --          256,830

Reclassification of warrants to
  liabilities -unaudited)                                 --              --               --         (792,426)

Reclassification of liabilities
  to warrants (unaudited)                                 --              --               --          272,043

Subsidiary stock issued for
  accrued expenses                                        --              --               --          404,844

Currency translation adjustment
  (unaudited)                                             --              --           (3,713)          (3,713)

Net income (unaudited)                                    --         712,821               --          712,821
                                                ------------    ------------    -------------    -------------

Balance, June 30, 2006 (unaudited)              $(31,081,731)   $ (4,981,830)    $     25,256    $  (7,104,137)
                                                ============    ============    =============    =============


See accompanying notes to consolidated financial statements.

                                       F-5


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                   (Restated)


                                                                                     Cumulative Period
                                                                                     from April 8, 2003
                                                                                    (Reestablishment of
                                                                                     Development Stage
                                                                                        Company) to
                                                      Six months ended June 30,          June 30,
                                                        2006            2005               2006
                                                     (Unaudited)     (Unaudited)        (Unaudited)
                                                    ------------    ------------    -------------------

Cash flows from operating activities:
Net income (loss)                                   $    712,821    $   (864,057)   $        (4,981,830)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Warrants issued for services                                --          21,100                 21,100
  Amortization of debt discount                               --              --                753,304
  Change in value of warrant liability                (1,606,326)             --               (683,649)
  Depreciation                                                --              --                107,790
  Loss attributed to minority interest                    (6,870)             --                 (6,870)
Increase (decrease) in liabilities:
  Accounts payable                                       144,910          93,060              1,371,342
                                                    ------------    ------------    -------------------

Cash used in operating activities                       (755,465)       (749,897)            (3,418,813)
                                                    ------------    ------------    -------------------

Cash flows from financing activities:
Proceeds from sale of common stock                       757,430         726,018              3,394,755
                                                    ------------    ------------    -------------------

Effect of exchange rate changes on cash                   (3,713)         19,166                 25,256
                                                    ------------    ------------    -------------------

Net (decrease) increase in cash                           (1,748)         (4,713)                 1,198
Cash, beginning of period                                  2,946           6,555                     --
                                                    ------------    ------------    -------------------
Cash, end of period                                 $      1,198    $      1,842    $             1,198
                                                    ============    ============    ===================


See accompanying notes to un-audited condensed consolidated financial statements.

                                       F-6


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2006
                                   (Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

BUSINESS

New Generation Holdings, Inc. ("we ", "us", " our company " or "NGH" ), was formed under the laws of the State of Delaware in 1999. We are a development stage company, as defined by Statement of Financial Accounting Standards No. 7
("SFAS No. 7"), and we have been developing, through our subsidiary, Plastinum,
Inc. ("Plastinum"), a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the
United States.

To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from entering the development stage on April 7, 2003 through June 30, 2006, the
Company has accumulated losses of $4,981,830.

The consolidated financial statements include the accounts of NGH and our domestic and foreign subsidiaries that are more than 50% owned and controlled.
All significant intercompany transactions and balances have been eliminated in the consolidated financial statement.

NGH intends to present a proposal to its stockholders to approve a pro-rata distribution of Plastinum's common stock, commonly referred to as a "spinoff", pursuant to which each stockholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

BASIS OF PRESENTATION

The accompanying unaudited financial statements as of June 30, 2006 and for the three and six month periods ended June 30, 2006 and 2005 and from reestablishment of development stage (April 7, 2003) to June 30, 2006 have been prepared by NGH pursuant to the rules and regulations of the Securities and
Exchange Commission, including Form 10-QSB and Regulation S-B. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2005 as disclosed in the company's 10-KSB for that year as filed with the SEC, as it may be amended.

The results of the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the pending full year ending December 31,
2006.


Restatement

The accompanying statement of operations has been restated to correct the following errors in the financial statements previously filed:

The Company has corrected the presentation of our Plastinum operations, which were originally presented as discontinued operations. The Plastinum operations are now presented as a part of continuing operations. The statement of operations has been restated as follows:


                                                       Three months ended June 30,     Six months ended September 30,
                                                            2006           2005             2006           2005          Cumulative
                                                        ---------       --------         ---------       --------        ----------
General and administrative:
  As reported                                              48,172         49,733           130,609        136,030         1,001,428
  As restated                                             363,975        242,248           610,120        629,746         3,621,395

Depreciation and amortization
  As reported                                                  --             --                --             --                --
  As restated                                                  --             --                --             --           107,790

Research and development
  As reported                                                  --             --                --             --                --
  As restated                                             232,793         31,969           252,589        234,311         1,147,194

Loss before other income (expense)
  As reported                                             (48,172)       (49,733)         (130,609)      (136,030)       (1,001,428)
  As restated                                            (596,768)      (274,217)         (862,709)      (864,057)       (4,876,379)

Loss attributable to minority interest
  As reported                                                  --             --                --             --                --
  As restated                                               6,870             --             6,870             --             6,870

Net income (loss) from continuing operations
  As reported                                           1,294,342        (49,733)        1,438,051       (136,030)       (1,113,749)
  As restated                                             752,616       (274,217)          712,821       (864,057)       (4,981,830)

Net loss from discontinued operations
  As reported                                            (541,726)      (224,484)         (725,230)      (728,027)       (3,868,081)
  As restated                                                  --             --                --             --                --

Net loss per share, continuing operations, basic
  As reported                                                0.03             --              0.03          (0.01)
  As restated                                                0.02          (0.01)             0.02          (0.03)

Net loss per share, continuing operations, diluted
  As reported                                                0.03             --              0.03          (0.01)
  As restated                                                0.02          (0.01)             0.01          (0.03)



GOING CONCERN

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit

We have had substantial net losses of $4,981,830 from the reestablishment of development stage operations, have not generated any revenue during that period, have a deficit in working capital of $2,497,806 at June 30, 2006 and have a stockholders' deficiency of $7,104,137 at June 30, 2006. These factors raise substantial doubt about our ability to continue as a going concern.

The continuation of the company as a going concern is dependent on our ability to develop revenues and to obtain additional financing from outside sources.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

NET EARNINGS (LOSS) PER SHARE

We use SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted earnings (loss) per share. We compute basic earnings (loss) per share by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive.
Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

For the three and six months ended June 30, 2006 and 2005, 28,086,570 potential shares and 14,495,820 potential shares, respectively, were excluded from the shares used to calculate diluted earnings per share as their inclusion would be dilutive.

Since we do not have enough authorized shares available for the exercise or conversion of our dilutive securities, we have limited the denominator used in the calculation of diluted earnings per share to our authorized shares. If we were to include all dilutive securities the calculation, diluted earnings per share would be as follows:

                                             Three Months    Six Months
                                               Ended           Ended
                                            June 30, 2006   June 30, 2006
                                            -------------   -------------
Net income                                  $        0.01    $       0.01
                                            =============    ============
Weighted average shares outstanding           84,946,762       84,025,768

RECLASSIFICATIONS

Certain prior period items have been reclassified to conform to the current period presentation.

NOTE B -CAPITAL STOCK

NGH is authorized to issue 50,000,000 shares of common stock with a par value of
$.001 per share. As of June 30, 2006 we have issued and outstanding 49,998,260 shares of common stock. We are also authorized to issue 1,000,000 shares of preferred stock with a par value of $.001 per share. There were no preferred shares outstanding at June 30, 2006 or 2005.

During the six months ended June 30, 2006 we received subscriptions in the aggregate amount of $256,830 to purchase 2,568,300 shares of common stock along with warrants for an additional 2,568,300 shares of common stock, at an exercise price of $0.35 per share, in connection with a private placement of its restricted common stock and warrants under Regulation S.


During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. We received proceeds of $500,500 from this exercise and, since Plastinum is no longer a wholly owned subsidiary, we have recorded this amount as a minority interest on the balance sheet, net of allocated losses. During June 2006, 1,270,737 shares of Plastinum common stock were issued to settle accrued consulting fees aggregating $404,844.

During the six months ended June 30, 2005 we received subscriptions in the aggregate amount of $703,120 to purchase 7,031,200 shares of common stock along with warrants for an additional 3,906,200 shares of common stock, at an exercise price of $0.35 per share, in connection with a private placement of its restricted common stock and warrants under Regulation S.

During the three months ended March 31, 2005 we issued 200,000 common stock purchase warrants for services. The warrants are exercisable immediately at an exercise price of $0.25 per share and expire if unexercised in three years. The warrants have been valued at $21,100 using the Black-Sholes option pricing model with the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 60%, (3) risk-free interest rate of 3%, and (4) expected life of 3 years.

Since we do not have sufficient authorized shares to enable the exercise of our outstanding common stock purchase warrants, we have classified the fair value of the warrants as a liability on the balance sheet at June 30, 2006 (See Note F).

NOTE C- WARRANTS AND STOCK OPTIONS

Since we do not have sufficient authorized shares to enable the exercise of our outstanding common stock purchase options and warrants, we have classified the fair value of the options and warrants as a liability on the balance sheet at
June 30, 2006 (See Note F).

NOTE D - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002 our president advanced funds to the
Company for working capital purposes in the form of a non-interest bearing unsecured promissory note payable on demand. The net amount of the advances due our president at June 30, 2006, is $200,000 and is included in accrued expenses.

As of June 30, 2006, we have also received advances from our president for working capital purposes. These advances aggregate $153,920 at June 30, 2006.

NOTE E- CONVERTIBLE NOTE PAYABLE TO RELATED PARTY

The Company entered into a Debt Exchange Agreement with its president and chief executive officer, Jacques Mot and its subsidiary New Generation Plastic,
Inc.(now named Plastinum) dated as of the December 7, 2005. Pursuant to the Debt
Exchange Agreement, we issued Mr. Mot a Convertible Promissory Note in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement through December 31, 2004. The Convertible
Promissory Note bore interest at a rate of 10% per annum, was payable on demand and was convertible at the option of Mr. Mot into shares of our Preferred Stock, or into shares of Plastinum Preferred Stock, subject to stockholder approval of the "spinoff" of Plastinum. The conversion rate under the note was $1.507 per share of Preferred Stock (whether NGH or Plastinum) and each share of Preferred
Stock is convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions.

The note is accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option has not been accounted for as a separate derivative

On July 10 2006, Mr. Mot converted the outstanding principal and interest under the Convertible Note into shares of our Preferred Stock. (See Note A).

NOTE F - WARRANT AND DERIVATIVE LIABILITIES

As disclosed in Note B, we do not have sufficient authorized common shares available to enable the exercise of outstanding options and warrants. Any increase in authorized shares is subject to shareholder approval. Accordingly, the Company can not be assured that there will be adequate authorized shares to settle all contractual obligations under the option and warrant agreements outstanding.

Accordingly, in accordance with the provisions of EITF 00-19, "Accounting for
Derivative Financial Instruments Indexed to and Potentially Settled in a
Company's Own Stock" the Company has reviewed all instruments previously recorded as permanent equity under EITF 00-19.

During January through March, 2006 the fair value of new instruments issued during this period have been classified as liabilities as of the date of issue.
This amount aggregated $149,362 computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 141%
(3) risk-free interest rate of 4.4% and (4) expected life of 2 years.

During April through June, 2006 the fair value of new instruments issued during this period have been classified as liabilities as of the date of issue. This amount aggregated $643,064 computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of
138%-146% (3) risk-free interest rate of 5% and (4) expected life of 2 years.

During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. At the date of exercise, the fair value of the warrants exercised was recomputed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 138% (3)
risk-free interest rate of approximately 5% and (4) expected life of 2 years. We recorded a credit to Change in Value of Warrant Liability of $30,974, with
$272,043 being recorded as a credit to additional paid-in capital. The warrant liability on that date was reduced by $303,017.

At June 30, 2006 the fair value of each instrument was again computed under a
Black Scholes model with the following assumptions: (1) dividend yield of 0% (2)
expected volatility of 136% (3) risk-free interest rate of approximately 5% and
(4) expected life and exercise prices consistent with each individual instrument. These calculations resulted in an aggregate value of derivative instruments of approximately $4,113,000. As a result, for the three and six months ended June 30, 2006 the Company recorded approximately $1,361,000 and
$1,606,000, respectively, as a credit to Change in Value of Warrant Liability.


NOTE G - SUBSEQUENT EVENTS

On July 10, 2006, the Company, its Chairman of the Board and Chief Executive
Officer, Mr. Jacques Mot, and Plastinum, entered into an Election to Convert and
Amendment to Debt Exchange Agreement which amended the Debt Exchange Agreement dated as of December 7, 2005. Pursuant to the Election to Convert and Amendment
to Debt Exchange Agreement, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note issued by the Company to
Mr. Mot in the approximate outstanding balance of $795,000 into 528,629.58 shares of our Series A Preferred Stock. The Series A Preferred Stock will vote together with the Common Stock on an "as-converted" basis. The Preferred Stock will automatically convert into 38,672,076 shares of the Company's Common upon the closing of the contemplated "spin-off" of Plastinum to the Company's stockholders and at such time Mr. Mot will also receive the same number of shares of common stock of Plastinum.

On July 10, 2006, Plastinum entered into a Convertible Loan Agreement with Mr.
Mot and a third party pursuant to which Plastinum borrowed an aggregate of
$500,000. The loans are convertible in an aggregate of 1,000,000 shares of
Plastinum common stock. In addition, the lenders received warrants to purchase an aggregate of 1,000,000 shares of Plastinum common stock at an exercise price of $0.50 per share.


ITEM 2. PLAN OF OPERATION

The following discussion and analysis provides information which our management believes to be relevant to an assessment and understanding of our results of operations and financial condition. This discussion should be read together with our financial statements and the notes to financial statements, which are included in this report.

We have been pursuing a business plan related to Plastinum and the Plastinum process described below which we are currently developing, through Plastinum.
The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States.

We are now considered to be in the development stage as defined by
Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and
reporting by Development Stage Enterprises".

We intend to present a proposal to our stockholders to approve a pro-rata distribution of Plastinum's common stock, commonly referred to as a "spinoff", pursuant to which each stockholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

NGH is a holding company and except for its ownership of the stock of Plastinum,
NGH does not own any other material assets. NGH previously owned interests in businesses in Europe which failed financially and have not been operational for several years. NGH and Plastinum management believe that Plastinum will be more attractive from an investment standpoint if it were legally separated from the holding company which owned the failed European businesses. If the distribution were to be approved, NGH will have no assets. Plastinum would continue to operate its business and its stockholders would own a direct equity interest in the entity in which Plastinum's business operations are conducted.

PLASTINUM AND THE PLASTINUM PROCESS

Plastinum owns and is developing patented and proprietary plastic blending technology, whereby various kinds of plastic can be mixed without the use of expensive chemical additives. We believe that the uniqueness of this blending technology stems from its potential cost-effective applications in many fields of the plastic industry from the recycling of computer scrap to the creation of new thermo plastic compound and, in conjunction with saw dust, to the creation of new versions of wood plastic.

Plastinum mission is to commercialize the technology through applications in the virgin plastic markets (polymer alloys) and the plastic recycling sector
(recycling of obsolete computer and other electronic equipment).

We believe our patented proprietary process, the Plastinum technology, is capable of producing homogeneous, commercially usable polymer end products from mixed virgin plastic and/or recycled waste plastic without chemical additives, or so-called compatibilizers which link non-compatible resins.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities.
We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

FOREIGN CURRENCY TRANSLATION

The Company translates the foreign currency financial statements of its foreign subsidiaries in accordance with the requirements of Statement of Financial
Accounting Standards No. 52, "Foreign Currency Translation." Assets and
liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period.
Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency translation gains and losses are included in the statement of income.

GOING CONCERN

We are currently in the process of attempting to spin off our Plastinum subsidiary. If the spin off is approved, we will have no assets. At present, we have insufficient capital on hand to fund our operations through 2006. The foregoing matters raise substantial doubt about our ability to continue as a going concern.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2006, we adopted the fair value recognition provisions of
Financial Accounting Standards Board ("FASB") Statement of Financial Accounting
Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, to account for compensation costs under our stock option plans. We previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25,
Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our employee stock options because the option exercise price equaled the market price on the date of the grant. Prior to January 1, 2006 we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of the grant. We had no outstanding unvested awards at the adoption date and we had no outstanding unvested awards during the
2005 comparative period.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
2005

Operating losses increased from $274,217 for the three months ended June 30,
2005 to $596,768 for the three months ended June 30, 2006. The increase of
$322,551 was the result of an increase in general and administrative expenses of
$121,727 and an increase in research and development expenses of $200,824. The increase in general and administrative expense results primarily from increased professional fees and travel expenses. Increased research and development expenses are a direct result of increased spending in the current period as compared to 2005. We anticipate additional expenditures of approximately
$100,000 for research and development for the remainder of 2006.


We also recorded net other income of $1,342,514 in 2006, with no comparable items in 2005. This other income consists of the non-cash gain in change of fair value of the warrant liability of $1,361,347, partially offset by interest expense of $18,833.

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2005

Operating losses decreased from $864,057 for the six months ended June 30, 2005 to $862,709 for the six months ended June 30, 2006. The decrease of $1,348 was the result of a decrease in general and administrative expenses of $19,626, partially offset by an increase in research and development expenses of $18,278.

We also recorded net other income of $1,568,660 in 2006, with no comparable items in 2005. This other income consists of the non-cash gain in change of fair value of the warrant liability of $1,606,326, partially offset by interest expense of $37,666.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, we had a deficiency in working capital of $2,497,806. For the six months ended June 30, 2006, we generated a net cash flow deficit from operating activities of $755,465 consisting primarily of net income of $712,821, adjusted for a net change in liabilities of $144,910 and non-cash financial income of $1,606,326 related to the change in fair value of our warrant liability. We have funded our operations through the sale of our common stock through private placements. We do not have sufficient capital resources to meet projected cash flow deficits and will continue to rely on debt and equity funding. If we are unable to raise additional capital through debt or equity financings, on terms acceptable to us, and are not successful in generating sufficient liquidity from operations, then this lack of financing would have a material adverse effect on our business, results of operations, liquidity and financial condition.

We have relied mostly on advances from stockholders and sales of our common stock. There is no assurance that the stockholders will continue to provide sufficient funds for us to successfully continue our operations. Therefore, we will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

During the six months ended June 30, 2006, we raised $256,830 in subscriptions for 2,568,300 shares of common stock (and warrants to purchase an additional
2,568,300 shares of common stock at a purchase price of $0.35 per share exercisable for a period of three years) in a Regulation S offering to foreign investors that commenced in April of 2004; however, we currently have no commitments for additional financing and there is no guarantee that we will be successful in raising additional required funds.

During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. We received proceeds of $500,500 from this exercise.


There can be no assurance that we will generate revenues from operations or obtain sufficient capital on acceptable terms, if at all. Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern. There can be no assurance that additional private or public financings including debt or equity financing, will be available as needed, or, if available, on terms favorable to us. Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership. In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

RECENT DEVELOPMENTS

On July 12, 2006 we submitted preliminary proxy materials to the SEC for the purpose of, among other things, approving a pro-rata distribution of Plastinum common stock commonly referred to as a "spinoff" pursuant to which each of our stockholders will receive one share of Plastinum common stock for each share of our common stock owned by such stockholder. Pursuant to the preliminary proxy materials we are also seeking stockholder ratification of our debt conversion transaction with our President and CEO Jacques Mot and approval of an Amendment to our Certificate of Incorporation.

                                       10

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not exposed to foreign currency risk due to the Company's revenue transactions being conducted in U.S. dollars.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule
13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As of December 31, 2005, our management carried out an evaluation under the supervision of our Chief Executive Officer and our Chief Financial Officer of
the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities Exchange Act.

As previously disclosed in a Current Report on Form 8-K , which we filed on
November 15, 2006 and as described in our Explanatory Note to this Form 10-K/A and Note E to our accompanying consolidated financial statements, as a result of comments raised by the Division of Corporate Finance of the Securities &
Exchange Commission (the "Commission"), we determined that accounting errors were made in connection with accounting for and disclosing the beneficial conversion feature embedded in a convertible note as a liability as of the date of issuance instead of equity. In addition, based on further discussions with the staff on January 5, 2007, we have now determined that our representations of our Plastinum operations as discontinued operations was not correct. As a result, we have determined, as of December 31, 2005, that our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our consolidated financial statements as of December 31, 2005 and 2004 and the years then ended and the period April 7, 2003 (date of inception as a development state) through December 31, 2005 as well as our consolidated financial statements as of September 30, 2006 and June 30,2006.

Subsequent to the date of the financial statements, we implemented the following remedial measures to address the identified material weaknesses.

      o     We reviewed all convertible securities to identify any securities that may have embedded beneficial conversion features

      o     We have improved the supervision and training of our accounting staff to understand and implement applicable o accounting
            requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Changes in Disclosure Controls and Procedures

      There were no changes in our internal controls over financial reporting that occurred during the quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                       11

                            PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

In the ordinary course of business, we may be involved in legal proceedings from time to time. Although occasional adverse decisions or settlements may occur, we believe that the final disposition of such matters will not have material adverse effect on our financial position, results of operations or liquidity. We will seek to minimize disputes but recognize the inevitability of legal action in today's business environment as an unfortunate price of conducting business.

ITEM 2. UNREGISTERED SALES OF SECURITIES AND USE OF PROCEEDS

During the quarter ended June 30, 2006, we received subscriptions to purchase
3,168,300 shares of our common stock and warrants to purchase an additional
3,168,300 shares of our common stock to offshore investors for an aggregate purchase price of $316,830 in reliance upon Regulation S. The warrants have an exercise price of $0.35 per share and expire three years from the date of issuance.

(b) None


                                                    ISSUER PURCHASES OF EQUITY SECURITIES

   Period                  (a)               (b)                   (c)                               (d)
                     Total Number of       Average      Total Number of Shares (or     Maximum Number (or Approximate
                    Shares (or Units)    Price Paid    Units) Purchased as Part of   Dollar Value) of Shares (or Units)
                        Purchased)        per Share    Publicly Announced Plans or     that May Yet Be Purchased Under
                                          (or Unit)            Programs (1)               the Plans or Programs (1)

   04/01/06-04/31/06        0                $ 0                    0                                 0
   05/01/06-05/28/06        0                $ 0                    0                                 0
   06/01/06-06/31/06        0                $ 0                    0                                 0


                                       12

(1) We have not entered into any plans or programs under which we may repurchase its common stock.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

No report is required.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

(a) Exhibits required to be attached by Item 601 of Regulation S-B are listed below and are incorporated herein by this reference.

      Exhibit 31.1 Certificate pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

      Exhibit 32.1 Certificate pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

                                       13

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEW GENERATION HOLDINGS, INC.

                                        /s/ Jacques Mot
                                            --------------------------
                                        Jacques Mot
                                        President, Chief Executive Officer,
                                        Secretary and Director

                                        January _, 2007

EXHIBIT 31.1

                           CERTIFICATIONS PURSUANT TO
          SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 CERTIFICATION

I, Jacques Mot, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of New Generation
Holdings, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I am responsible establishing and maintaining disclosure controls and procedures (as defined in Exchange Act
Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation;
      and

      c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

                                       /s/ Jacques Mot
                                       -------------------------------
                                       Jacques Mot
                                       Chief Executive Officer and
                                       Chief Financial Officer

                                       Date: January _, 2007

EXHIBIT 31.2

                      CERTIFICATION PURSUANT TO SECTION 302
                        OF THE SARBANES-OXLEY ACT OF 2002
                         FOR THE CHIEF FINANCIAL OFFICER
                       AND THE PRINCIPAL FINANCIAL OFFICER

I, Robert Scherne, interim chief financial officer, certify that:

1. I have reviewed this annual report on Form 10-QSB of New Generation Holdings,
Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this quarterly report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c) disclosed in this report any changes in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that have materially affected, or are reasonably likely to materially affect, the registrant's internal controls over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

                                       /s/ Robert Scherne
                                       -------------------------------
                                       Robert Scherne
                                       Chief Financial Officer

                                       Date: January _, 2007

EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of New generation Holdings, Inc. (the
"Company") on Form 10-QSB for the period ending June 30, 2006 as filed with the
Securities and Exchange Commission on the date hereof (the "Report"), I, Jacques
Mot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.
1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d)
      of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                       /s/ Jacques Mot
                                       -------------------------------
                                       Jacques Mot
                                       Chief Executive Officer

                                       January _, 2007

EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO
                 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of New generation Holdings, Inc. (the
"Company") on Form 10-QSB for the period ending June 30, 2006 as filed with the
Securities and Exchange Commission on the date hereof (the "Report"), I, Robert
Scherne, interim Chief Financial Officer of the Company, certify, pursuant to 18
U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d)
      of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                       /s/ Robert Scherne
                                       -------------------------------
                                       Robert Scherne
                                       Chief Financial Officer

                                       January _, 2007

Exhibit
      B

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-QSB

                                 Amendment No. 1

     |X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2006

            |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File number 000-24623

                         NEW GENERATION HOLDINGS, INC.
         (Exact name of small business issuer as specified in charter)

            Delaware                                              13-4056896
(State or other jurisdiction of                                (I.R.S. Employer
 Incorporation or organization)                              Identification No.)

                         c/o 245 Park Avenue, 39th floor
                            New York, New York 10167
               (Address of principal executive offices) (Zip Code)

                                 (212) 792-4030
                           (Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section
13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days. |X| Yes |_| No

Indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). |X| Yes |_| No

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common equity, as of the last practicable date:

As of November 9, 2006, the issuer had 49,998,260 shares of Common Stock, par value $.001 per share, outstanding.

Transitional Small Business Disclosure Format (Check one): Yes |_| No |X|


                                TABLE OF CONTENTS

PART I    FINANCIAL INFORMATION                                           F-1

ITEM 1    FINANCIAL STATEMENTS                                        F-2 - F-12

ITEM 2    PLAN OF OPERATION                                                3

ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
          MARKET RISK                                                      8

ITEM 4    CONTROLS AND PROCEDURES                                          8

PART II   OTHER INFORMATION                                                9

ITEM 1    LEGAL PROCEEDINGS                                                9

ITEM 2    CHANGES IN SECURITIES AND USE OF PROCEEDS                        9

ITEM 3    DEFAULTS UPON SENIOR SECURITIES                                  9

ITEM 4    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS              9

ITEM 5    OTHER INFORMATION                                                9

ITEM 6    EXHIBITS                                                         9

          SIGNATURES                                                      10

          CERTIFICATIONS

                                        2


                                EXPLANATORY NOTE

This Amendment No. 1 on Form 10-QSB/A ("Amendment No. 1") amends the Current
Report of New Generation Holdings, Inc. (the "Company") on Form 10-QSB for the
quarter ended September 30, 2006, as filed with the Securities and Exchange
Commission on November 20, 2006 (the "Original Filing"). This Amendment No. 1 is
being filed for the purpose of correcting the presentation of our Plastinum operations, which were originally presented as discontinued operations. The
Plastinum operations are now presented as a part of continuing operations.

We have not updated the information contained herein for events occurring subsequent to November 20, 2006, the filing date of the Original Filing.


                          PART 1 FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying condensed consolidated balance sheet of New Generation
Holdings, Inc. at September 30, 2006 and the condensed consolidated statements of losses and condensed consolidated statements of cash flows for the nine months ended September 30, 2006 and 2005 have been prepared by the Company's management in conformity with accounting principles generally accepted in the
United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that can be expected for the year ending
December 31, 2006.

                                       F-1


                          NEW GENERATION HOLDINGS, INC.

                          INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet at September 30, 2006                F-3
Condensed Consolidated Statements of Losses for the three and
  nine months ended September 30, 2006 and 2005                           F-4
Condensed Consolidated Statement of Deficiency in Stockholder's
  Equity at September 30, 2006                                            F-5
Condensed Consolidated Statements of Cash Flows for the nine months
  ended September 30, 2006 and 2005                                       F-6
Notes to Condensed Consolidated Financial Statements                  F-7 - F-12

                                       F-2


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                      CONDENSED CONSOLIDATED BALANCE SHEEET
                               SEPTEMBER 30, 2006
                                   (Unaudited)
                                   (Restated)

Assets
Current assets:
  Cash                                                         $     47,088
                                                               ------------
Total assets                                                   $     47,088
                                                               ============
Liabilities and deficiency in stockholders' equity
Current liabilities:
Accounts payable and accrued expenses:                         $  1,338,806
Due to stockholder                                                  357,122
                                                               ------------
Total current liabilities                                         1,695,928
Warrant derivatives                                              10,220,995
Convertible notes payable, net of discount of $119,300              380,700
                                                               ------------
Total liabilities                                                12,297,623
                                                               ------------
Minority interest                                                   477,660
                                                               ------------
Deficiency in stockholders' equity:
Preferred stock, par value $.001 per share; 1,000,000 shares
  authorized, 528,630 shares issued and outstanding                     529
Common stock, par value $.001 per share; 50,000,000 shares
  authorized, 49,998,260 shares issued and outstanding               49,998
Additional paid-in capital                                       29,927,120
Other comprehensive income                                           25,256
Accumulated deficit prior to development stage                  (31,081,731)
Deficit accumulated during the development stage                (11,649,367)
                                                               ------------
Total deficiency in stockholders' equity                        (12,728,195)
                                                               ------------
Total liabilities and deficiency in stockholders' equity       $     47,088
                                                               ============

See accompanying notes to unaudited condensed consolidated financial statements.

                                       F-3


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                   CONDENSED CONSOLIDATED STATEMENTS OF LOSSES
                                   (Unaudited)

                                   (Restated)


                                                                                                         Cumulative Period
                                                                                                         from April 8, 2003
                                                                                                        (Reestablishment of
                                                                                                         Development Stage
                                                    Three months ended          Nine months ended           Company) to
                                                      September 30,               September 30,            September 30,
                                                    2006          2005          2006          2005              2006
                                                -----------   -----------   -----------   -----------   -------------------
                                                (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)       (Unaudited)
Operating expenses:
  General and administrative expenses           $   517,947   $   299,046   $ 1,128,067   $   924,275   $  4,142,905
  Depreciation and amortization                          --            --            --            --        107,790
  Research and development                           40,095       392,582       292,684       631,410      1,183,726
                                                -----------   -----------   -----------   -----------   ------------
Loss from operations before
  other income (expense)                           (558,042)     (691,628)   (1,420,751)   (1,555,685)    (5,434,421)
Change in value of warrant liability             (6,108,294)     (857,415)   (4,501,968)     (857,415)    (5,424,645)
Interest expense                                    (17,171)           --       (54,837)           --       (813,141)
Loss allocable to minority interest                  15,970            --        22,840            --         22,840
                                                -----------   -----------   -----------   -----------   ------------
Loss from operations
  before provision for income taxes              (6,667,537)   (1,549,043)   (5,954,716)   (2,413,100)   (11,649,367)
Provision for income taxes                               --            --            --            --             --
                                                -----------   -----------   -----------   -----------   ------------
Net loss                                         (6,667,537)   (1,549,043)   (5,954,716)   (2,413,100)   (11,649,367)
                                                ===========   ===========   ===========   ===========   ============
Net loss per common share, basic and diluted:   $     (0.13)  $     (0.04)  $     (0.12)       $(0.07)
                                                ===========   ===========   ===========   ===========
Weighted average shares outstanding, basic
  and diluted                                    49,998,260    36,444,177    48,346,994    32,575,398
Comprehensive loss:
  Net loss                                      $(6,667,537)  $(1,549,043)  $(5,954,716)  $(2,413,100)
  Foreign currency translation (loss) gain               --        10,030        (3,713)       29,196
                                                -----------   -----------   -----------   -----------
Comprehensive loss                              $(6,667,537)  $(1,539,013)  $(5,958,429)  $(2,383,904)
                                                ===========   ===========   ===========   ===========


See accompanying notes to unaudited condensed consolidated financial statements.

                                       F-4


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

     CONDENSED CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                                   (Unaudited)


                                       Preferred Stock          Common Stock        Additional     Common
                                     -------------------   ----------------------     Paid-in       Stock
                                      Shares   Par value     Shares     Par value     Capital     Subscribed
                                     -------   ---------   ----------   ---------   -----------   ----------
Balance, December 31, 2002                --      $ --     21,056,690    $21,059    $29,636,051    $      --
Disposition of previously
  controlled wholly and majority
  owned subsidiaries, net                 --        --             --         --             --           --
                                     -------      ----     ----------    -------    -----------    ---------
Net loss from January 1, 2003 to
  April 7, 2003                           --        --             --         --             --           --
Balance, April 7, 2003                    --        --     21,056,690     21,059     29,636,051           --
Net loss                                  --        --             --         --             --           --
                                     -------      ----     ----------    -------    -----------    ---------
Balance, December 31, 2003                --        --     21,056,690     21,059     29,636,051           --
Sale of common stock                      --        --      6,500,120      6,500        643,514           --
Common stock subscribed                   --        --             --         --             --       54,600
Shares physically issued                  --        --             --         --             --           --
Currency translation adjustment           --        --             --         --             --           --
Net loss                                  --        --             --         --             --           --
                                     -------      ----     ----------    -------    -----------    ---------
Balance, December 31, 2004                --        --     27,556,810     27,559     30,279,565       54,600
Sale of common stock                      --        --     18,014,150     18,014      1,783,401           --
Warrants issued for services              --        --             --         --         21,100           --
Shares physically issued                  --        --        546,000        546         54,054      (54,600)
Common stock subscribed                   --        --             --         --             --      131,300
Beneficial conversion feature             --        --             --         --        753,304           --
Reclassification of warrants to
  liabilities                             --        --             --         --     (4,275,966)          --
Currency translation adjustment           --        --             --         --             --           --
Net loss                                  --        --             --         --             --           --
                                     -------      ----     ----------    -------    -----------    ---------
Balance, December 31, 2005                --        --     46,116,960     46,119     28,615,458      131,300
Shares physically issued
  (unaudited)                             --        --      1,313,000      1,313        129,987     (131,300)
Sale of common stock (unaudited)          --        --      2,568,300      2,566        254,264           --
Conversion of debt                   528,630       529             --         --        796,116           --
Warrants issued with debt                 --        --             --         --        126,700           --
Stock based compensation                  --        --             --         --        120,134           --
Reclassification of warrants to
  liabilities (unaudited)                 --        --             --         --       (792,426)          --
Reclassification of liabilities to
  warrants (unaudited)                    --        --             --         --        272,043           --
Subsidiary stock issued for
  accrued expenses                        --        --             --         --        404,844           --
Currency translation adjustment
  (unaudited)                             --        --             --         --             --           --
Net income (unaudited)                    --        --             --         --             --           --
                                     -------      ----     ----------    -------    -----------    ---------
Balance, September 30, 2006
  (unaudited)                        528,630       529     49,998,260    $49,998    $29,927,120    $      --
                                     =======      ====     ==========    =======    ===========    =========

                                         Accumulated Deficit
                                     ---------------------------
                                       Prior to        During          Other
                                      Development    Development   Comprehensive   Stockholders'
                                         Stage          Stage          Income        Deficiency
                                     ------------   ------------   -------------   -------------
Balance, December 31, 2002           $(34,634,693)  $         --      $    --      $ (4,977,583)
Disposition of previously
  controlled wholly and majority
  owned subsidiaries, net               3,882,801             --           --         3,882,801
Net loss from January 1, 2003 to
  April 7, 2003                          (329,839)            --           --          (329,839)
                                     ------------   ------------      -------      ------------
Balance, April 7, 2003                (31,081,731)            --           --        (1,424,621)
Net loss                                       --       (330,321)          --          (330,321)
                                     ------------   ------------      -------      ------------
Balance, December 31, 2003            (31,081,731)      (330,321)          --        (1,754,942)
Sale of common stock                           --             --           --           650,014
Common stock subscribed                        --             --           --            54,600
Shares physically issued                       --             --           --                --
Currency translation adjustment                --             --       14,383            14,383
Net loss                                       --       (620,770)          --          (620,770)
                                     ------------   ------------      -------      ------------
Balance, December 31, 2004            (31,081,731)      (951,091)      14,383        (1,656,715)
Sale of common stock                           --             --           --         1,801,415
Warrants issued for services                   --             --           --            21,100
Shares physically issued                       --             --           --                --
Common stock subscribed                        --             --           --           131,300
Beneficial conversion feature                  --             --           --           753,304
Reclassification of warrants to
  liabilities                                  --             --           --        (4,275,966)
Currency translation adjustment                --             --       14,586            14,586
Net loss                                       --     (4,743,560)          --        (4,743,560)
                                     ------------   ------------      -------      ------------
Balance, December 31, 2005            (31,081,731)    (5,694,651)      28,969        (7,954,536)
Shares physically issued
  (unaudited)                                  --             --           --                --
Sale of common stock (unaudited)               --             --           --           256,830
Conversion of debt                             --             --           --           796,645
Warrants issued with debt                      --             --           --           126,700
Stock based compensation                       --             --           --           120,134
Reclassification of warrants to
  liabilities (unaudited)                      --             --           --          (792,426)
Reclassification of liabilities to
  warrants (unaudited)                         --             --           --           272,043
Subsidiary stock issued for
  accrued expenses                             --             --           --           404,844
Currency translation adjustment
  (unaudited)                                  --             --       (3,713)           (3,713)
Net income (unaudited)                         --     (5,954,716)          --        (5,954,716)
                                     ------------   ------------      -------      ------------
Balance, September 30, 2006
  (unaudited)                        $(31,081,731)  $(11,649,367)     $25,256      $(12,728,195)
                                     ============   ============      =======      ============


See accompanying notes to unaudited condensed consolidated financial statements.

                                       F-5


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                        Cumulative Period
                                                                        from April 8, 2003
                                                                       (Reestablishment of
                                               Nine months ended         Development Stage
                                                 September 30,             Company) to
                                           -------------------------      September 30,
                                               2006          2005              2006
                                           -----------   -----------   -------------------
                                           (Unaudited)   (Unaudited)       (Unaudited)
Cash flows from operating activities:
Net loss                                   $(5,954,716)  $(2,413,100)     $(11,649,367)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Warrants issued for services                      --        21,100            21,100
  Stock based compensation                     120,134            --           120,134
  Amortization of debt discount                  7,400            --           760,704
  Change in value of warrant liability       4,501,968       857,415         5,424,645
  Interest converted to preferred stock         43,341
  Depreciation                                      --            --           107,790
  Loss attributed to minority interest         (22,840)           --           (22,840)
Increase (decrease) in liabilities:
  Accounts payable                             (52,213)       (5,216)        1,217,560
                                           -----------   -----------      ------------
Cash used in operating activities           (1,356,926)   (1,539,801)       (4,020,274)
                                           -----------   -----------      ------------
Cash flows from financing activities:
Advances from stockholder                      147,351            --           147,351
Proceeds from sale of convertible notes        500,000            --           500,000
Proceeds from sale of common stock             757,430     1,652,115         3,394,755
                                           -----------   -----------      ------------
Cash provided by financing activities        1,404,781     1,652,115         4,042,106
                                           -----------   -----------      ------------
Effect of exchange rate changes on cash         (3,713)       29,196            25,256
                                           -----------   -----------      ------------
Net increase in cash                            44,142       141,510            47,088
Cash, beginning of period                        2,946         6,555                --
                                           -----------   -----------      ------------
Cash, end of period                        $    47,088   $   148,065      $     47,088
                                           ===========   ===========      ============


See accompanying notes to unaudited condensed consolidated financial statements.

                                       F-6


                          NEW GENERATION HOLDINGS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2006
                                   (Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

BUSINESS

New Generation Holdings, Inc. ("we", "us", "our company" or "NGH" ), was formed under the laws of the State of Delaware in 1999. We are a development stage company, as defined by Statement of Financial Accounting Standards No. 7 ("SFAS
No. 7"), and we have been developing, through our subsidiary, Plastinum, Inc.
("Plastinum"), a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United
States.

To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from entering the development stage on April 7, 2003 through September 30, 2006, the
Company has accumulated losses of $11,649,367.

The consolidated financial statements include the accounts of NGH and our domestic and foreign subsidiaries that are more than 50% owned and controlled.
All significant intercompany transactions and balances have been eliminated in the consolidated financial statement.

NGH intends to present a proposal to its stockholders to approve a pro-rata distribution of Plastinum's common stock, commonly referred to as a "spinoff", pursuant to which each stockholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

BASIS OF PRESENTATION

The accompanying unaudited financial statements as of September 30, 2006 and for the three and nine month periods ended September 30, 2006 and 2005 and from reestablishment of development stage (April 7, 2003) to September 30, 2006 have been prepared by NGH pursuant to the rules and regulations of the Securities and
Exchange Commission, including Form 10-QSB and Regulation S-B. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2005 as disclosed in the company's 10-KSB for that year as filed with the SEC, as it may be amended.

The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the pending full year ending
December 31, 2006.

RESTATEMENT

The accompanying balance sheet as of September 30, 2006 and the accompanying statement of operations have been restated to correct the presentation of our
Plastinum operations, which were originally presented as discontinued
operations. The Plastinum operations are now presented as a part of continuing operations.

The statement of operations has been restated as follows:


                                               Three months ended        Nine months ended
                                                 September 30,             September 30,
                                            -----------------------   -----------------------
                                               2006         2005         2006         2005       Cumulative
                                            ----------   ----------   ----------   ----------   -----------
General and administrative:
  As reported                                       80       59,944      130,689      195,974     1,001,508
  As restated                                  517,947      299,046    1,128,067      924,275     4,142,905
Depreciation and amortization
  As reported                                       --           --           --           --            --
  As restated                                       --           --           --           --       107,790
Research and development
  As reported                                       --           --           --           --            --
  As restated                                   40,095      392,582      292,684      631,410     1,183,726
Loss before other income (expense)
  As reported                                      (80)     (59,944)    (130,689)    (195,974)   (1,001,508)
  As restated                                 (558,042)    (691,628)  (1,420,751)  (1,555,685)   (5,434,421)
Interest expense
  As reported                                     (675)          --      (38,341)          --      (796,645)
  As restated                                  (17,171)          --      (54,837)          --      (813,141)
Loss attributable to minority interest
  As reported                                       --           --           --           --            --
  As restated                                   15,970           --       22,840           --        22,840
Net loss from continuing operations
  As reported                               (6,109,049)    (917,359)  (4,670,998)  (1,053,389)   (7,222,798)
  As restated                               (6,667,537)  (1,549,043)  (5,954,716)  (2,413,100)  (11,649,367)
Net loss from discontinued operations
  As reported                                 (558,488)    (631,684)  (1,283,718)  (1,359,711)   (4,426,569)
  As restated                                       --           --           --           --            --
Net loss per share, continuing operations
  As reported                                    (0.12)       (0.03)       (0.10)       (0.03)
  As restated                                    (0.13)       (0.04)       (0.12)       (0.07)


The balance sheet at September 30, 2006 has been restated as follows:


                                                         As Reported   As Restated
                                                         -----------   -----------
Cash                                                             13        47,088
Cash - discontinued operations                               47,075            --
Accounts payable and accrued expenses                     1,295,275     1,338,806
Due to stockholder                                          207,429       357,122
Net current liabilities of discontinued operations          193,224            --
Convertible notes payable                                        --       380,700
Net non-current liabilities of discontinued operations      380,700            --


                                       F-7


GOING CONCERN

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit

We have had substantial net losses of $11,649,367 from the reestablishment of development stage operations, have not generated any revenue during that period, have a deficit in working capital of $1,648,840 at September 30, 2006 and have a stockholders' deficiency of $12,728,195 at September 30, 2006. These factors raise substantial doubt about our ability to continue as a going concern.

The continuation of the company as a going concern is dependent on our ability to develop revenues and to obtain additional financing from outside sources.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

NET EARNINGS (LOSS) PER SHARE

We use SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted earnings (loss) per share. We compute basic earnings (loss) per share by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive.
Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

For the three and nine months ended September 30, 2006 and 2005, 66,876,560 potential shares and 23,985,230 potential shares, respectively, were excluded from the shares used to calculate basic and diluted earnings per share as their inclusion would be antidilutive.

RECLASSIFICATIONS

Certain prior period items have been reclassified to conform to the current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based
Payment". SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces FASB Statement No. 123,
"Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25,
"Accounting for Stock Issued to Employees". SFAS 123, as originally issued in
1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities
(other than those filing as small business issuers) will be required to apply
SFAS 123(R) as of the first interim or annual reporting period that begins after
June 15, 2005. SFAS 123(R) is applicable for Plastinum effective the first interim period that starts after December 15, 2005. We have evaluated the impact of the adoption of SFAS 123(R), and believe that the impact may be significant to the company's future overall results of operations and financial position.

                                       F-8


In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107
("SAB 107"). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of
SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions
No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in
Interim Financial Statements-An Amendment of APB Opinion No. 28". SFAS 154
provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of 2006. We have evaluated the effect that the adoption of SFAS 154 will have on our results of operations and financial condition and do not expect it to have a material impact.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for
Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109" (FIN
48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 will also require significant additional disclosures. This Interpretation will be effective for fiscal years beginning after December 15, 2006. We will implement this Interpretation in the first quarter of 2007 on a prospective basis. We are currently evaluating the potential impact this Interpretation will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after
November 15, 2007, and will be adopted by us beginning in the first quarter of
2008. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108,
"Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was
issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. We will initially apply the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ending December 31, 2006. We have evaluated the potential impact SAB 108 may have on our financial position and results of operations and do not believe the impact of the application of this guidance will be material.

                                       F-9


NOTE B - CAPITAL STOCK

NGH is authorized to issue 50,000,000 shares of common stock with a par value of
$.001 per share. As of September 30, 2006 we have issued and outstanding
49,998,260 shares of common stock. We are also authorized to issue 1,000,000 shares of preferred stock with a par value of $.001 per share. There are 528,630 preferred shares outstanding at September 30, 2006, and none at September 30,
2005.

During the nine months ended September 30, 2006 we received subscriptions in the aggregate amount of $256,830 to purchase 2,568,300 shares of common stock along with warrants for an additional 2,568,300 shares of common stock, at an exercise price of $0.35 per share, in connection with a private placement of its restricted common stock and warrants under Regulation S.

During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. We received proceeds of $500,500 from this exercise and, since Plastinum is no longer a wholly owned subsidiary, we have recorded this amount as a minority interest on the balance sheet, net of allocated losses. During June 2006, 1,270,737 shares of Plastinum common stock were issued to settle accrued consulting fees aggregating $404,844.

During the nine months ended September 30, 2005 we received subscriptions in the aggregate amount of $1,652,115 to purchase 16,521,150 shares of common stock along with warrants for an additional 13,396,150 shares of common stock, at an exercise price of $0.35 per share, in connection with a private placement of its restricted common stock and warrants under Regulation S.

During the three months ended March 31, 2005 we issued 200,000 common stock purchase warrants for services. The warrants are exercisable immediately at an exercise price of $0.25 per share and expire if unexercised in three years. The warrants have been valued at $21,100 using the Black-Sholes option pricing model with the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 60%, (3) risk-free interest rate of 3%, and (4) expected life of 3 years.

Since we do not have sufficient authorized shares to enable the exercise of our outstanding common stock purchase warrants, we have classified the fair value of the warrants as a liability on the balance sheet at September 30, 2006 (See Note
F).

On July 10, 2006, Plastinum issued options to purchase 3,000,000 shares of common stock to each of two employees. The options vest over a three (3) year period with 1,000,000 options vesting on each of the first second and third anniversaries of the grant date. The options have an exercise price of $0.10 per share. The options have been valued at $1,441,609 on the grant date using the
Black-Scholes model. The assumptions used in the Black-Scholes model are as follows: (1) dividend yield of 0%; (2) expected volatility of 136%, (3)
risk-free interest rate of 4.9%, (4) expected life of 2 years and (5) estimated fair value of Plastinum common stock of $0.29 per share. The compensation expense is being recorded over the vesting period. During the quarter ended
September 30, 2006, we have recorded $120,134 of compensation expense related to these options.

NOTE C - WARRANTS AND STOCK OPTIONS

Since we do not have sufficient authorized shares to enable the exercise of our outstanding common stock purchase options and warrants, we have classified the fair value of the options and warrants as a liability on the balance sheet at
September 30, 2006 (See Note F).

                                      F-10


NOTE D - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002 our president advanced funds to the
Company for working capital purposes in the form of a non-interest bearing unsecured promissory note payable on demand. The net amount of the advances due our president at September 30, 2006, is $207,429.

As of September 30, 2006, Plastinum has also received advances from our president for working capital purposes. These advances aggregate $149,693 at
September 30, 2006.

Our president has also purchased $200,000 of the Plastinum convertible notes described in Note G.

NOTE E - CONVERTIBLE NOTE PAYABLE TO RELATED PARTY

The Company entered into a Debt Exchange Agreement with its president and chief executive officer, Jacques Mot and its subsidiary New Generation Plastic,
Inc.(now named Plastinum) dated as of the December 7, 2005. Pursuant to the Debt
Exchange Agreement, we issued Mr. Mot a Convertible Promissory Note in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement through December 31, 2004. The Convertible
Promissory Note bore interest at a rate of 10% per annum, was payable on demand and was convertible at the option of Mr. Mot into shares of our Preferred Stock, or into shares of Plastinum Preferred Stock, subject to stockholder approval of the "spinoff" of Plastinum. The conversion rate under the note was $1.507 per share of Preferred Stock (whether NGH or Plastinum) and each share of Preferred
Stock is convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions.

On July 10, 2006, the Company, Mr. Mot, and Plastinum entered into an Election to Convert and Amendment to Debt Exchange Agreement which amended the Debt
Exchange Agreement dated as of December 7, 2005. Pursuant to the Election to
Convert and Amendment to Debt Exchange Agreement, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note issued by the Company to Mr. Mot in the approximate outstanding balance of
$796,645 into 528,630 shares of our Series A Preferred Stock. The Series A
Preferred Stock will vote together with the Common Stock on an "as-converted"
basis. The Preferred Stock will automatically convert into 38,589,990 shares of the Company's Common upon the closing of the contemplated "spin-off" of
Plastinum to the Company's stockholders and at such time Mr. Mot will also receive the same number of shares of common stock of Plastinum.

NOTE F - WARRANT AND DERIVATIVE LIABILITIES

As disclosed in Note B, we do not have sufficient authorized common shares available to enable the exercise of outstanding options and warrants. Any increase in authorized shares is subject to shareholder approval. Accordingly, the Company can not be assured that there will be adequate authorized shares to settle all contractual obligations under the option and warrant agreements outstanding.

Accordingly, in accordance with the provisions of EITF 00-19, "Accounting for
Derivative Financial Instruments Indexed to and Potentially Settled in a
Company's Own Stock" the Company has reviewed all instruments previously recorded as permanent equity under EITF 00-19.

                                      F-11


During January through March, 2006 the fair value of new instruments issued during this period have been classified as liabilities as of the date of issue.
This amount aggregated $149,362 computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 141%
(3) risk-free interest rate of 4.4% and (4) expected life of 2 years.

During April through June, 2006 the fair value of new instruments issued during this period have been classified as liabilities as of the date of issue. This amount aggregated $643,064 computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of
138%-146% (3) risk-free interest rate of 5% and (4) expected life of 2 years.

During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. At the date of exercise, the fair value of the warrants exercised was recomputed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 138% (3)
risk-free interest rate of approximately 5% and (4) expected life of 2 years. We recorded a credit to Change in Value of Warrant Liability of $30,974, with
$272,043 being recorded as a credit to additional paid-in capital. The warrant liability on that date was reduced by $303,017.

At September 30, 2006 the fair value of each instrument was again computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0%
(2) expected volatility of 127% (3) risk-free interest rate of approximately 5%
and (4) expected life and exercise prices consistent with each individual instrument. These calculations resulted in an aggregate value of derivative instruments of approximately $10,221,000. As a result, for the three and nine months ended September 30, 2006 the Company recorded approximately $6,108,000 and $4,502,000, respectively, as a charge to Change in Value of Warrant
Liability.

NOTE G - PLASTINUM CONVERTIBLE NOTES PAYABLE

On July 10, 2006, Plastinum entered into a Convertible Loan Agreement with Mr.
Mot and a third party pursuant to which Plastinum borrowed an aggregate of
$500,000. The loans are convertible in an aggregate of 1,000,000 shares of
Plastinum common stock. If not converted earlier, the notes mature on May 31,
2010. In addition, the lenders received warrants to purchase an aggregate of
1,000,000 shares of Plastinum common stock at an exercise price of $0.50 per share. In accordance with EITF 00-27, a portion of the proceeds was allocated to the warrant based on its relative fair value, which totaled $126,700 using the
Black-Scholes option pricing model. The remaining balance was allocated to the convertible notes. The assumptions used in the Black-Scholes model are as follows: (1) dividend yield of 0%; (2) expected volatility of 136%, (3)
risk-free interest rate of 4.9%, (4) expected life of 2 years and (5) estimated fair value of Plastinum common stock of $0.29 per share. The debt discount is being amortized over the term of the notes. During the quarter ended September
30, 2006, amortization as interest expense amounted to $7,400. We have determined that there is no beneficial conversion feature attributable to the convertible notes.

                                      F-12


ITEM 2. PLAN OF OPERATION

The following discussion and analysis provides information which our management believes to be relevant to an assessment and understanding of our results of operations and financial condition. This discussion should be read together with our financial statements and the notes to financial statements, which are included in this report.

We have been pursuing a business plan related to Plastinum and the Plastinum process described below which we are currently developing, through Plastinum.
The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States.

We are now considered to be in the development stage as defined by Statement of
Financial Accounting Standards ("SFAS") No. 7, "Accounting and reporting by
Development Stage Enterprises".

We intend to present a proposal to our stockholders to approve a pro-rata distribution of Plastinum's common stock, commonly referred to as a "spinoff", pursuant to which each stockholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

NGH is a holding company and except for its ownership of the stock of Plastinum,
NGH does not own any other material assets. NGH previously owned interests in businesses in Europe which failed financially and have not been operational for several years. NGH and Plastinum management believe that Plastinum will be more attractive from an investment standpoint if it were legally separated from the holding company which owned the failed European businesses. If the distribution were to be approved, NGH will have no assets. Plastinum would continue to operate its business and its stockholders would own a direct equity interest in the entity in which Plastinum's business operations are conducted.

PLASTINUM AND THE PLASTINUM PROCESS

Plastinum owns and is developing patented and proprietary plastic blending technology, whereby various kinds of plastic can be mixed without the use of expensive chemical additives. We believe that the uniqueness of this blending technology stems from its potential cost-effective applications in many fields of the plastic industry from the recycling of computer scrap to the creation of new thermo plastic compound and, in conjunction with saw dust, to the creation of new versions of wood plastic.

Plastinum mission is to commercialize the technology through applications in the virgin plastic markets (polymer alloys) and the plastic recycling sector
(recycling of obsolete computer and other electronic equipment).

We believe our patented proprietary process, the Plastinum technology, is capable of producing homogeneous, commercially usable polymer end products from mixed virgin plastic and/or recycled waste plastic without chemical additives, or so-called compatibilizers which link non-compatible resins.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities.
We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

                                        3


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

FOREIGN CURRENCY TRANSLATION

The Company translates the foreign currency financial statements of its foreign subsidiaries in accordance with the requirements of Statement of Financial
Accounting Standards No. 52, "Foreign Currency Translation." Assets and
liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period.
Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency translation gains and losses are included in the statement of income.

GOING CONCERN

We are currently in the process of attempting to spin off our Plastinum subsidiary. If the spin off is approved, we will have no assets. At present, we have insufficient capital on hand to fund our operations through 2006. The foregoing matters raise substantial doubt about our ability to continue as a going concern.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2006, we adopted the fair value recognition provisions of
Financial Accounting Standards Board ("FASB") Statement of Financial Accounting
Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, to account for compensation costs under our stock option plans. We previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25,
Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our employee stock options because the option exercise price equaled the market price on the date of the grant. Prior to January 1, 2006 we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of the grant. We had no outstanding unvested awards at the adoption date and we had no outstanding unvested awards during the
2005 comparative period.

                                        4


In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107
("SAB 107"). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management's Discussion and Analysis subsequent to adoption of
SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions
No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in
Interim Financial Statements-An Amendment of APB Opinion No. 28". SFAS 154
provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of 2006. We have evaluated the effect that the adoption of SFAS 154 will have on our results of operations and financial condition and do not expect it to have a material impact.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for
Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109" (FIN
48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 will also require significant additional disclosures. This Interpretation will be effective for fiscal years beginning after December 15, 2006. We will implement this Interpretation in the first quarter of 2007 on a prospective basis. We are currently evaluating the potential impact this Interpretation will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after
November 15, 2007, and will be adopted by us beginning in the first quarter of
2008. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108,
"Considering the Effects of Prior Year Misstatements when Quantifying
Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was
issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. We will initially apply the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ending December 31, 2006. We have evaluated the potential impact SAB 108 may have on our financial position and results of operations and do not believe the impact of the application of this guidance will be material.

                                        5


RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE THREE MONTHS ENDED
SEPTEMBER 30, 2005

Operating losses decreased from $691,628 for the three months ended September
30, 2005 to $558,042 for the three months ended September 30, 2006. The decrease of $133,586 was the result of a decrease in research and development expenses of
$352,487, partially offset by an increase in general and administrative expenses of $218,901. The increase in general and administrative expense results primarily from increased professional fees and travel expenses, along with stock based compensation expense of $120,134 in 2006, with no comparable expense in
2005. Decreased research and development expenses are a direct result of decreased spending in the current period as compared to 2005. We anticipate additional expenditures of approximately $50,000 for research and development for the remainder of 2006.

We also recorded net other financing expense of $6,125,465 in 2006, with an expense of $857,415 in 2005. This other expense consists primarily of the non-cash charge of $6,108,294 for the change in fair value of the warrant liability.

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER
30, 2005

Operating losses decreased from $1,555,685 for the nine months ended September
30, 2005 to $1,420,751 for the nine months ended September 30, 2006. The decrease of $134,934 was the result of a decrease in research and development expenses of $338,726, partially offset by an increase in general and administrative expenses of $203,792. The increase in general and administrative expense results primarily from increased professional fees and travel expenses, along with stock based compensation expense of $120,134 in 2006, with no comparable expense in 2005. Decreased research and development expenses are a direct result of decreased spending in the current period as compared to 2005.
We anticipate additional expenditures of approximately $50,000 for research and development for the remainder of 2006.

We also recorded net other financing expense of $4,556,805 in 2006, with an expense of $857,415 in 2005. This other expense consists primarily of the non-cash charge of $4,501,968 for the change in fair value of the warrant liability.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2006, we had a deficiency in working capital of $1,648,840.
For the nine months ended September 30, 2006, we generated a net cash flow deficit from operating activities of $1,356,926 consisting primarily of net loss of $5,954,716, adjusted for a net change in liabilities of $52,213 and non-cash financial expense of $4,501,968 related to the change in fair value of our warrant liability and stock based compensation expense of $120,134. We have funded our operations through the sale of our common stock through private placements. We do not have sufficient capital resources to meet projected cash flow deficits and will continue to rely on debt and equity funding. If we are unable to raise additional capital through debt or equity financings, on terms acceptable to us, and are not successful in generating sufficient liquidity from operations, then this lack of financing would have a material adverse effect on our business, results of operations, liquidity and financial condition.

                                        6


We have relied mostly on advances from stockholders and sales of our common stock. There is no assurance that the stockholders will continue to provide sufficient funds for us to successfully continue our operations. Therefore, we will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

During the nine months ended September 30, 2006, we raised $256,830 in subscriptions for 2,568,300 shares of common stock (and warrants to purchase an additional 2,568,300 shares of common stock at a purchase price of $0.35 per share exercisable for a period of three years) in a Regulation S offering to foreign investors that commenced in April of 2004; however, we currently have no commitments for additional financing and there is no guarantee that we will be successful in raising additional required funds.

During May 2006, 1,430,000 warrants were exercised into an equal number of shares of Plastinum common stock. We received proceeds of $500,500 from this exercise.

During the third quarter of 2006, Plastinum sold its convertible notes for proceeds of $500,000.

There can be no assurance that we will generate revenues from operations or obtain sufficient capital on acceptable terms, if at all. Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern. There can be no assurance that additional private or public financings including debt or equity financing, will be available as needed, or, if available, on terms favorable to us. Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership. In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

RECENT DEVELOPMENTS UPDATE

On July 12, 2006 we submitted preliminary proxy materials to the SEC for the purpose of, among other things, approving a pro-rata distribution of Plastinum common stock commonly referred to as a "spinoff" pursuant to which each of our stockholders will receive one share of Plastinum common stock for each share of our common stock owned by such stockholder. Pursuant to the preliminary proxy materials we are also seeking stockholder ratification of our debt conversion transaction with our President and CEO Jacques Mot and approval of an Amendment to our Certificate of Incorporation.

                                        7


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not exposed to foreign currency risk due to the Company's revenue transactions being conducted in U.S. dollars.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule
13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

As of December 31, 2005, our management carried out an evaluation under the supervision of our Chief Executive Officer and our Chief Financial Officer of
the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities Exchange Act.

As previously disclosed in a Current Report on Form 8-K , which we filed on
November 15, 2006 and as described in our Explanatory Note to this Form 10-K/A and Note E to our accompanying consolidated financial statements, as a result of comments raised by the Division of Corporate Finance of the Securities &
Exchange Commission (the "Commission"), we determined that accounting errors were made in connection with accounting for and disclosing the beneficial conversion feature embedded in a convertible note as a liability as of the date of issuance instead of equity. In addition, based on further discussions with the staff on January 5, 2007, we have now determined that our presentations of our Plastinum operation as discontinued operations was not correct. As a result, we have determined, as of December 31, 2005, that our disclosure controls were not effective.

Based on the impact of the aforementioned accounting error, we determined to restate our consolidated financial statements as of December 31, 2005 and 2004 and the years then ended and the period April 7, 2003 (date of inception as a development state) through December 31, 2005 as well as our consolidated financial statements as of September 30, 2006 and June 30, 2006

Subsequent to the date of the financial statements, we implemented the following remedial measures to address the identified material weaknesses.

      o     We reviewed all convertible securities to identify any securities that may have embedded beneficial conversion features

      o     We have improved the supervision and training of our accounting staff to understand and implement applicable o accounting
            requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Changes in Disclosure Controls and Procedures

      There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                        8


                            PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

In the ordinary course of business, we may be involved in legal proceedings from time to time. Although occasional adverse decisions or settlements may occur, we believe that the final disposition of such matters will not have material adverse effect on our financial position, results of operations or liquidity. We will seek to minimize disputes but recognize the inevitability of legal action in today's business environment as an unfortunate price of conducting business.

ITEM 2. UNREGISTERED SALES OF SECURITIES AND USE OF PROCEEDS

None.

(b) None

(c) ISSUER PURCHASES OF EQUITY SECURITIES


                                            (b)                 (c)                               (d)
                           (a)            Average     Total Number of Shares (or     Maximum Number (or Approximate
                     Total Number of    Price Paid   Units) Purchased as Part of   Dollar Value) of Shares (or Units)
                    Shares (or Units)    per Share   Publicly Announced Plans or     that May Yet Be Purchased Under
   Period               Purchased)       (or Unit)           Programs (1)               the Plans or Programs (1)
-----------------   -----------------   ----------   ---------------------------   ----------------------------------
04/01/06-04/31/06           0              $0                    0                                 0
05/01/06-05/28/06           0              $0                    0                                 0
06/01/06-06/31/06           0              $0                    0                                 0


ITEM 3. DEFAULT UPON SENIOR SECURITIES

No report is required.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

(a) Exhibits required to be attached by Item 601 of Regulation S-B are listed below and are incorporated herein by this reference.

Exhibit 31.1   Certificate pursuant to section 302 of the Sarbanes-Oxley Act of
               2002.

Exhibit 32.1   Certificate pursuant to section 906 of the Sarbanes-Oxley Act of
               2002.

                                        9


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NEW GENERATION HOLDINGS, INC.

                                        /s/ Jacques Mot
                                        -------------------------------------
                                        Jacques Mot
                                        President and Chief Executive Officer
                                        January __, 2006

                                       10

EXHIBIT 31.1

                           CERTIFICATIONS PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 CERTIFICATION

I, Jacques Mot, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of New Generation
Holdings, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I am responsible establishing and maintaining disclosure controls and procedures (as defined in Exchange Act
Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)
that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

                                        /s/ Jacques Mot
                                        ----------------------------------------
                                        Jacques Mot
                                        Chief Executive Officer

                                        Date: January __, 2006

EXHIBIT 31.2

                      CERTIFICATION PURSUANT TO SECTION 302
                        OF THE SARBANES-OXLEY ACT OF 2002
                         FOR THE CHIEF FINANCIAL OFFICER
                       AND THE PRINCIPAL FINANCIAL OFFICER

I, Robert Scherne, interim chief financial officer, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of New Generation
Holdings, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any changes in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) in the case of an annual report that have materially affected, or are reasonably likely to materially affect, the registrant's internal controls over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

                                        /s/ Robert Scherne
                                        ----------------------------------------
                                        Robert Scherne
                                        Chief Financial Officer

                                        Date: January __, 2006

EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

In connection with the Quarterly Report of New generation Holdings, Inc. (the
"Company") on Form 10-QSB for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I,
Jacques Mot, Chief Executive Officer of the Company, certify, pursuant to 18
U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                                         /s/ Jacques Mot
                                                         -----------------------
                                                         Jacques Mot
                                                         Chief Executive Officer

                                                         January __, 2006

EXHIBIT 32.2

                            CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

In connection with the Quarterly Report of New generation Holdings, Inc. (the
"Company") on Form 10-QSB for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I,
Robert Scherne, interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                                         /s/ Robert Scherne
                                                         -----------------------
                                                         Robert Scherne
                                                         Chief Financial Officer

                                                         January __, 2006